                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July 2005


                            DEUTSCHE BANK CORPORATION
                 (Translation of Registrant's Name Into English)

                        DEUTSCHE BANK AKTIENGESELLSCHAFT
                                 TAUNUSANLAGE 12
                             60325 FRANKFURT AM MAIN
                                     GERMANY
                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                        --

                  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes  No X
                                       --   --

DEUTSCHE BANK PUBLISHES INTERIM REPORT FOR PERIOD ENDED JUNE 30, 2005

This Report on Form 6-K contains portions of Deutsche Bank AG's Interim Report as of June 30, 2005. This Report on Form 6-K is not intended to be incorporated by reference into Registration Statements on Form S-8 filed by Deutsche Bank AG under the Securities Act of 1933.

FORWARD-LOOKING STATEMENTS CONTAIN RISKS

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our Business Realignment Program, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2005 on pages 7 through 11 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        DEUTSCHE BANK AKTIENGESELLSCHAFT


Date:    July 28, 2005

                                             By: /s/ Krekeler
                                                 ------------
                                             Name:  Hans-Dirk Krekeler
                                             Title: General Counsel to the
                                                     Board of Managing Directors


                                             By: /s/ Anthony Di Iorio
                                                 --------------------
                                             Name:  Anthony Di Iorio
                                             Title: Group Controller

DEUTSCHE BANK INTERIM REPORT AS OF JUNE 30, 2005
DEUTSCHE BANK - THE GROUP AT A GLANCE

                                                                                Six months ended
                                                         ---------------------------------------
                                                               JUN 30, 2005         Jun 30, 2004
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Share price at period end                                           E 64.71              E 64.58
------------------------------------------------------------------------------------------------
Share price high                                                    E 69.90              E 77.77
------------------------------------------------------------------------------------------------
Share price low                                                     E 60.90              E 62.20
------------------------------------------------------------------------------------------------
Basic earnings per share                                             E 4.40               E 3.13
------------------------------------------------------------------------------------------------
Diluted earnings per share(1)                                        E 4.06               E 2.83
------------------------------------------------------------------------------------------------
Average shares outstanding, in m., basic                                466                  511
------------------------------------------------------------------------------------------------
Average shares outstanding, in m., diluted                              504                  555
------------------------------------------------------------------------------------------------
Return on average total shareholders' equity (after tax)              15.4%                11.3%
------------------------------------------------------------------------------------------------
Adjusted return on average active equity (after tax)                  17.4%                13.4%
------------------------------------------------------------------------------------------------
Pre-tax return on average total shareholders' equity                  24.0%                19.2%
------------------------------------------------------------------------------------------------
Pre-tax return on average active equity                               26.7%                21.3%
------------------------------------------------------------------------------------------------
Cost/income ratio                                                     73.0%                74.0%
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                                     in E m              in E m
------------------------------------------------------------------------------------------------
Total revenues                                                       12,484               11,549
------------------------------------------------------------------------------------------------
Provision for loan losses                                               169                  278
------------------------------------------------------------------------------------------------
Total noninterest expenses                                            9,118                8,549
------------------------------------------------------------------------------------------------
Income before income tax expense and cumulative
effect of accounting changes                                          3,197                2,722
------------------------------------------------------------------------------------------------
Net income                                                            2,050                1,598
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Underlying revenues                                                  12,290               11,254
------------------------------------------------------------------------------------------------
Provision for credit losses                                             161                  224
------------------------------------------------------------------------------------------------
Operating cost base                                                   8,798                8,524
------------------------------------------------------------------------------------------------
Underlying pre-tax profit                                             3,310                2,505
------------------------------------------------------------------------------------------------
Underlying pre-tax return on average active equity                    27.7%                19.6%
------------------------------------------------------------------------------------------------
Underlying cost/income ratio                                          71.6%                75.7%
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                               JUN 30, 2005         Dec 31, 2004
                                                                    in E bn              in E bn
------------------------------------------------------------------------------------------------
Total assets                                                            964                  840
------------------------------------------------------------------------------------------------
Loans, net                                                              143                  136
------------------------------------------------------------------------------------------------
Shareholders' equity                                                   27.7                 25.9
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
BIS core capital ratio (Tier I)                                        9.1%                 8.6%
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                                     Number               Number
------------------------------------------------------------------------------------------------
Branches                                                              1,563                1,559
  thereof in Germany                                                    831                  831
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Employees (full-time equivalent)                                     63,652               65,417
  thereof in Germany                                                 26,770               27,093
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Long-term rating
  Moody's Investors Service, New York                                   Aa3                  Aa3
  Standard & Poor's, New York                                           AA-                  AA-
  Fitch Ratings, New York                                               AA-                  AA-
------------------------------------------------------------------------------------------------

The reconciliation of average active equity, underlying measures and ratios from reported figures is provided on pages 39 and 40 of this report.

(1) Including numerator effect of assumed conversions. The effect for the six months ended June 30, 2005 and June 30, 2004 was E (0.01) and E (0.05), respectively.













Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

DISCUSSION OF RESULTS


Deutsche Bank reported income before income taxes of E 1.4 billion after restructuring expenses of E 116 million, up by 22% versus the second quarter 2004. For the first half year, income before income taxes rose 17% to E 3.2 billion after restructuring expenses of E 284 million. Net income rose by 44% to E 947 million versus the second quarter 2004, and by 28% to E 2.1 billion for the first half year. Pre-tax return on average active equity before restructuring expenses was 25% for the quarter, and 29% for the first half year. Diluted earnings per share for the quarter rose by 64% to E 1.90, and by 43% to E 4.06 for the half year.


GROUP HIGHLIGHTS

Net revenues for the second quarter were E 5.9 billion, up by 9% compared to E
5.4 billion in the second quarter 2004. Origination and Advisory revenues were up by 17%. Revenues in Debt Sales & Trading were in line with last year's second quarter levels, while revenues in Equity Sales & Trading grew 12% over the second quarter 2004. Net revenues in Private Clients and Asset Management (PCAM) grew by 4% over the second quarter 2004. For the first half year, Group net revenues grew by 8% to E 12.5 billion.

        Provision for credit losses, which include provisions for both loan losses and off-balance sheet exposures (the latter reported in noninterest expenses), was E 80 million in the second quarter, essentially unchanged from the prior year period and from the first quarter 2005. For the first half, provision for credit losses fell by 28% versus the first half of 2004. Problem loans further declined to E 4.6 billion, from E 4.8 billion in the first quarter 2005, and the ratio of problem loans to loans fell to 3.2%, from 3.3% in the first quarter 2005. This represents the lowest level of problem loans for five years and reflects strong loan book quality and a favourable credit environment.

        Noninterest expenses for the quarter were E 4.4 billion, compared to E
4.1 billion in the second quarter 2004. In the current quarter, noninterest expenses included restructuring expenses of E 116 million. For the first half, noninterest expenses were E 9.1 billion, compared to E 8.5 billion in the first half of 2004, after restructuring expenses of E 284 million. The operating cost base, which excludes restructuring charges and other items, was E 4.3 billion for the quarter, up by 4% versus the second quarter 2004 but down 6% from the first quarter 2005. For the first half year, the operating cost base rose by 3% to E 8.8 billion. Performance-related compensation costs rose in the second quarter and first half compared to the same periods in 2004, reflecting improved results. Second quarter compensation costs nevertheless declined from the first quarter 2005. Non-compensation operating costs for the second quarter 2005 were essentially unchanged compared to the second quarter 2004, and for the first half year were down 2%.

        Income before income taxes was E 1.4 billion, after restructuring expenses of E 116 million, up by 22% compared to E 1.2 billion in the second quarter 2004. For the first half year, income before income taxes was up 17% to E 3.2 billion, after restructuring expenses of E 284 million, compared to E 2.7 billion in the first half of 2004. Pre-tax return on average active equity was 23% in the second quarter. The negative impact of restructuring expenses on this ratio was 2 percentage points. For the first half 2005, pre-tax return on average active equity was 27% after a negative impact from restructuring expenses of 2 percentage points.

        Net income for the quarter was E 947 million, up by 44% compared to E 656 million in the second quarter 2004. For the first half, net income rose by 28% to E 2.1 billion, compared to E 1.6 billion in the first half of 2004.

        The effective tax rate for the second quarter was 33%, compared to the 36% in the first quarter, excluding the tax reversal effect. The reduction of the tax rate was primarily caused by the release of tax contingency reserves due to resolution and restructuring of some of the bank's tax positions. Excluding the tax reversal effect, the effective tax rate for the first half of 2005 was 35%.

        Diluted earnings per share were E 1.90 for the second quarter, up by 64% compared to E 1.16 in the second quarter 2004. For the half year, diluted earnings per share rose by 43% to E 4.06, compared to E 2.83 in the first half of 2004.

        Tier 1 capital ratio was 9.1% at the end of the second quarter, above the bank's target range of 8%-9%. Average active equity in the quarter reflected an increased deduction for our planning of a higher 2005 dividend accrual. Additionally, Deutsche Bank announced the launch of a fourth share buyback program.

        The Business Realignment Program progressed on schedule during the quarter. Organizational alignments are largely completed and revenue synergies are on or ahead of projections. The implementation of measures related to cost savings remains on schedule. Restructuring expenses connected to the Program, since its launch in the fourth quarter 2004, reached a cumulative total of E 684 million by the end of the second quarter 2005. Restructuring expenses during the first half of 2005 are below original forecasts, partly reflecting lower-than-expected severance costs due to voluntary leavers in the affected areas. The original forecasts for cost savings and costs to achieve remain in place.


BUSINESS SEGMENT REVIEW

CORPORATE AND INVESTMENT BANK GROUP DIVISION
The Corporate and Investment Bank Group Division (CIB) reported underlying pre-tax profit of E 855 million in the current quarter, an increase of E 93 million, or 12%, from the same period last year. Income before income taxes, which additionally reflected restructuring charges of E 47 million in the second quarter 2005 and net gains of E 6 million from the sale of businesses/subsidiaries in the second quarter 2004, increased from E 769 million to E 808 million.

        Revenues of E 3.6 billion in the second quarter 2005 grew by 8% from the same period in 2004 despite substantially more challenging market conditions. Our performance in Sales and Trading (Debt and other products) was sustained at the strong level of last year's second quarter. For both the second quarter and the first half 2005, we ranked #1 globally in Sales and Trading by revenues. Origination and Advisory revenues increased, reflecting greater activity in equity underwriting and M&A, with the bank further improving its competitive position as measured by its share of the global fee pool, and in European and U.S. league tables.

        Revenues of E 1.6 billion in Sales and Trading (Debt and other products) in the second quarter 2005 were in line with the strong level of the second quarter 2004. We maintained our global No. 1 position in revenues from such products. The bank's Credit Derivatives and Collateralized Debt Obligations
(CDO) businesses proved resilient in the face of exceptionally challenging market conditions that ensued following the major rating agencies' decisions to remove investment-grade debt ratings from two of the world's largest auto company borrowers. Earnings in Commodities and Emerging Markets were up sharply compared to the second quarter 2004 while revenues in the interest rate trading businesses were down marginally. Our leading position in "market access" products was recognized by Euromoney magazine which voted Deutsche Bank the World's Best Foreign Exchange House for the second year running. Our commitment to high-value structured products was also re-affirmed, with Euromoney naming Deutsche Bank as the World's Best Investment-Grade Bond House and the Best Bank at Risk Management in both North America and Latin America.

        Sales and Trading (Equity) generated revenues of E 602 million in the second quarter 2005. Overall performance in proprietary trading improved compared to the second quarter 2004 although convertibles continued to underperform owing to extremely challenging market conditions. In the second quarter 2005 we continued to reduce our risk in equities proprietary trading, and to spin off further trading strategies into third-party funds. Global Prime Services had a strong quarter relative to the prior year period, mainly due to healthy client activity in Structured Equity Finance. Earnings in cash equities declined from those in the second quarter 2004 due to low market volumes and a highly competitive environment in program trading. In addition the quarter was favourably impacted by a E 65 million release in respect of a previously established operational risk reserve which is no longer required.

        Origination and Advisory reported revenues of E 548 million in the second quarter of 2005, an increase of E 78 million, or 17% from the same period last year as we were able to increase our share of the global investment banking fee pool, notably in the U.S. In the first half of 2005, we further improved our competitive position and now rank fourth globally by share of fee pool, as measured by Dealogic. The debt markets retreated slightly in the second quarter, with global high-yield corporate debt issuance being significantly weaker than a year ago. Origination (Debt) revenues, however, advanced slightly reflecting our continued strong position in both investment-grade and high-yield debt. In addition, we were named by Euromoney magazine as Best Debt House in Western Europe. Origination (Equity) revenues increased compared to the same period last year reflecting higher levels of activity in the European issuance markets. Advisory revenues also increased from last year, with M&A volumes continuing to rise, especially in the U.S. and Asia Pacific. In addition, we strengthened our pipeline by winning advisory roles in landmark transactions in the second quarter 2005, including the GBP 9.4 billion proposed acquisition of Allied Domecq by Pernod-Ricard, and, also with a financing role, the E 17.2 billion Wind Telecomunicazioni SpA transaction, the second largest leveraged buyout ever and the largest in Europe.

        Loan Products' revenues of E 312 million for the second quarter 2005 increased 20% compared to the same period last year. Mark-to-market valuation changes on our credit risk hedge positions more than offset a reduction in net interest income as a result of a reduction in the loan book driven by disciplined credit allocation and lower levels of demand.

        Revenues from Transaction Services were E 478 million in the second quarter 2005, an increase of E 20 million compared to the same period in 2004. The increase was mainly driven by Trust & Securities Services as a result of a strong performance by the Structured Finance Services business and improvements in Cash Management Corporates business.

        CIB's provision for credit losses for the second quarter of 2005 was E 3 million, similar to the second quarter 2004. This low level of provision reflects the quality of our corporate loan book and further releases from workouts.

        For the second quarter of 2005 CIB's operating cost base was E 2.7 billion, a 7% increase from the comparable period last year, largely reflecting the impact of performance-related compensation in line with the improved results. Noninterest expenses (excluding provision for off-balance sheet positions), which included a restructuring charge of E 47 million related to the Business Realignment Program, were E 2.7 billion in the second quarter 2005 and E 2.5 billion in the second quarter 2004.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION
Underlying pre-tax profit in Private Clients and Asset Management (PCAM) was E 370 million in the second quarter 2005 compared to E 380 million in the same period last year. Income before income taxes, which includes restructuring charges of E 69 million in the second quarter 2005, was E 301 million compared to E 355 million in the second quarter 2004, which included a loss of E 25 million representing Private & Business Clients' (PBC) share in the sale of a subsidiary.

        PCAM's invested assets increased by E 36 billion to E 908 billion in the second quarter 2005, with favourable currency movements contributing E 23 billion, and market appreciation accounting for E 21 billion, partly offset by E 10 billion net outflows. Private Wealth Management (PWM) captured net new assets of E 2 billion, bringing net new money in the first half to E 4 billion. This development reflects the continued success of our integrated service offering. Asset Management (AM) saw net outflows of E 12 billion, mainly in the U.K., the Americas and Asia, partly offset by net new money inflows of E 2 billion in Continental Europe. Net outflows in Asia resulted in part from mandates from Asian clients managed out of the U.K. In response to strong trends in the Asian market, AM continues to re-focus its product strategy toward higher-value, alternative products in the region.

        Asset and Wealth Management (AWM) recorded underlying pre-tax profit of E 124 million in the second quarter 2005, a decrease of E 12 million, or 9%, from last year's second quarter. Income before income taxes, which includes restructuring charges of E 54 million in the second quarter 2005, was E 70 million compared to E 136 million in the prior year period. This reflects the thorough reorganization underway in the Asset Management business.

        Net revenues in AWM advanced slightly from the second quarter 2004. Private Wealth Management recorded strong year-on-year revenue growth, adjusting for a one-time gain in the prior year quarter. The major positive contributor was an increase of E 35 million in revenues from brokerage products. Most of the growth was attributable to strong customer demand for high value-added products. In AM, revenues from portfolio/fund management increased by E 30 million due to continued strength in Germany and Continental Europe and strong levels of performance fees, particularly in alternative investments. Partially offsetting these factors was a decline of E 49 million in revenues from other products, which largely reflects a gain in the prior year period from the sale of collateral obtained on a defaulted loan.

        AWM's operating cost base was E 26 million higher than in the second quarter 2004, mainly reflecting higher expenses related to real estate transactions and legal provisions. Noninterest expenses increased by E 80 million in the quarter, including the aforementioned restructuring charges of E 54 million.

        Shortly after the end of the second quarter 2005, we announced an agreement to dispose of parts of our traditional AM business in the U.K., as well as the Philadelphia-based Active Fixed Income business. However, AM's U.K.-based Hedge Fund and Real Estate businesses and its Philadelphia-based High-Yield business remain a key part of our strategy to grow our business in higher-value products, and are not included in the sale.

        Private & Business Clients (PBC) recorded underlying pre-tax profit of E 246 million in the second quarter 2005, in line with the strong results of last year's second quarter. This strong profitability was maintained, despite simultaneous and continued investment in our platform, thanks to solid revenue growth and volume growth in key products. Income before income taxes, which includes restructuring charges of E 15 million in the second quarter 2005 and a loss of E 25 million from the sale of a subsidiary in the second quarter 2004, increased to E 231 million from E 219 million last year.

        Net revenues increased by E 65 million compared to last year's second quarter. Revenues from portfolio/fund management grew by E 7 million year-on-year, while revenues from brokerage products improved by E 26 million compared to the second quarter 2004 driven by ongoing successful product placements. Revenues from payments, account & remaining financial services, including insurance brokerage, were lower year-on-year, with sales of insurance products declining from the very strong levels in 2004, which were driven by changes in tax legislation in Germany. PBC also achieved volume growth in lending and deposit products. Revenues from other products were up by E 61 million, due to higher revenues from PBC's re-financing and interest risk management activities as well as to the aforementioned loss from the sale of a subsidiary in last year's second quarter.

        Provision for credit losses of E 73 million was E 7 million higher than in the second quarter 2004, partly due to increased loan volume as we pursue our strategy of growth in consumer lending.

        The operating cost base increased by E 32 million compared to the second quarter 2004 reflecting investments in the growth and expansion of our platform both in and outside Germany, which entails higher information technology and marketing expenses. Noninterest expenses were E 47 million higher due to the aforementioned increase in the operating cost base plus E 15 million of restructuring expenses.

CORPORATE INVESTMENTS GROUP DIVISION
Corporate Investments (CI) reported an underlying pre-tax profit of E 144 million in the second quarter 2005, an increase of E 16 million compared to E 128 million in the second quarter 2004. Underlying revenues were E 200 million in the second quarter of 2005 compared to E 224 million in the second quarter of 2004. Both quarters included dividend income of approximately E 200 million from the bank's industrial holdings portfolio. CI's income before income taxes was E 202 million in the second quarter 2005 and E 179 million in the second quarter 2004. These results included several items that are excluded from underlying revenues. The 2005 amount included payments of E 39 million received from insurance companies to cover losses related to our 130 Liberty Street building and net gains from equity method and other investments of E 18 million while the 2004 amount included net gains of E 100 million from the sale of industrial holdings, net losses of E 57 million from equity method and other investments, and a gain of E 8 million on businesses sold.

        CI's noninterest expenses were E 52 million in the second quarter 2005, a decrease of E 36 million compared to E 88 million in the second quarter 2004. This decrease was mainly related to the cost of eliminating excess space resulting from headcount reductions and the sale of businesses, which amounted to E 39 million in the second quarter of 2004.

        The book value of CI's "alternative assets" decreased by 35% to E 1.5 billion at June 30, 2005 from E 2.3 billion at the end of the second quarter of 2004, reflecting our strategy to de-risk the bank.

CONSOLIDATION & ADJUSTMENTS
Consolidation & Adjustments includes adjustments for differences between accounting methods used for management reporting and U.S. GAAP, as well as adjustments related to activities that are outside the responsibility of the business segments ("Corporate Items").

        In Consolidation & Adjustments, income before income taxes was E 103 million compared to a loss before income taxes of E 142 million in the second quarter 2004. The current quarter included positive adjustments for differences in accounting methods for economically-hedged debt issuances and short-term funding positions, as well as for own shares. Such adjustments were negative in last year's second quarter. Additionally, results from corporate items positively impacted Consolidation & Adjustments in the current quarter.

SHARE BUYBACK PROGRAM

The Board of Managing Directors decided to launch with immediate effect a new share buyback program under the terms of the authorization granted at the Annual General Meeting on May 18, 2005. Within this new program, Deutsche Bank may buy back up to 10% of shares issued at the time of the Annual General Meeting, i.e., up to 54,832,129 shares, by October 31, 2006; reserving the right to suspend the program in favour of strategic growth initiatives.

        As with previous programs, buybacks will be executed through direct purchases on XETRA and potentially through the use of derivatives. The bank plans to use repurchased shares to reduce share capital and to support future equity-based compensation programs. The bank reserves the option to also use the repurchased shares for other purposes in accordance with the authorization granted at the Annual General Meeting.

        The bank will regularly publish information on the progress of the buyback program. Details can be viewed on the Investor Relations website at www.deutsche-bank.com/ir.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of June 30, 2005, and the related consolidated statements of income and comprehensive income for the three month and six month periods ended June 30, 2005 and 2004, and the related statements of changes in shareholders' equity and cash flows for the six month periods ended June 30, 2005 and 2004. These condensed consolidated financial statements are the responsibility of Deutsche Bank Group's management.

        We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with U. S. generally accepted accounting principles.


KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftspruefungsgesellschaft

Frankfurt am Main (Germany), July 27, 2005

CONSOLIDATED STATEMENT OF INCOME

INCOME STATEMENT

                                                                      Three months ended        Six months ended
                                                                      -----------------------------------------------
in E m.                                                                JUN 30,     Jun 30,     JUN 30,     Jun 30,
                                                                          2005        2004        2005        2004
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Interest revenues                                                       11,468       7,498      20,376      14,226
---------------------------------------------------------------------------------------------------------------------
Interest expense                                                         9,855       6,039      17,320      11,373
---------------------------------------------------------------------------------------------------------------------
NET INTEREST REVENUES                                                    1,613       1,459       3,056       2,853
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Provision for loan losses                                                   75         155         169         278
---------------------------------------------------------------------------------------------------------------------
NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES                    1,538       1,304       2,887       2,575
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Commissions and fees from fiduciary activities                             848         771       1,657       1,570
---------------------------------------------------------------------------------------------------------------------
Commissions, broker's fees, markups on securities underwriting             951         994       1,869       1,976
and other securities activities
---------------------------------------------------------------------------------------------------------------------
Fees for other customer services                                           553         603       1,160       1,225
---------------------------------------------------------------------------------------------------------------------
Trading revenues, net                                                    1,593       1,416       4,004       3,452
---------------------------------------------------------------------------------------------------------------------
Net gains on securities available for sale                                  90         153         200         218
---------------------------------------------------------------------------------------------------------------------
Net income from equity method investments                                   88          37         220         199
---------------------------------------------------------------------------------------------------------------------
Other revenues                                                             165         (38)        318          56
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST REVENUES                                               4,288       3,936       9,428       8,696
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Compensation and benefits                                                2,640       2,489       5,638       5,305
---------------------------------------------------------------------------------------------------------------------
Net occupancy expense of premises                                          258         314         503         620
---------------------------------------------------------------------------------------------------------------------
Furniture and equipment                                                     40          47          80          92
---------------------------------------------------------------------------------------------------------------------
IT costs                                                                   373         428         750         878
---------------------------------------------------------------------------------------------------------------------
Agency and other professional service fees                                 197         203         379         373
---------------------------------------------------------------------------------------------------------------------
Communication and data services                                            145         156         292         312
---------------------------------------------------------------------------------------------------------------------
Other expenses                                                             643         442       1,192         969
---------------------------------------------------------------------------------------------------------------------
Goodwill impairment/impairment of intangibles                                -           -           -           -
---------------------------------------------------------------------------------------------------------------------
Restructuring activities                                                   116           -         284           -
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES                                               4,412       4,079       9,118       8,549
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE                          1,414       1,161       3,197       2,722
EFFECT OF ACCOUNTING CHANGES
---------------------------------------------------------------------------------------------------------------------
Income tax expense                                                         467         412       1,116       1,008
---------------------------------------------------------------------------------------------------------------------
Reversal of 1999/2000 credits for tax rate changes                           -          93          31         116
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES, NET OF TAX          947         656       2,050       1,598
---------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting changes, net of tax                          -           -           -           -
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                 947         656       2,050       1,598
---------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE

                                                                                 Three months ended            Six months ended
                                                                         --------------------------------------------------------
in E                                                                         JUN 30,        Jun 30,       JUN 30,       Jun 30,
                                                                                2005           2004          2005          2004
=================================================================================================================================
EARNINGS PER COMMON SHARE
Basic
  Income before cumulative effect of accounting changes,
  net of tax                                                                    2.04           1.31          4.40          3.13
  Cumulative effect of accounting changes, net of tax                              -              -             -             -
  NET INCOME                                                                    2.04           1.31          4.40          3.13
Diluted
  Income before cumulative effect of accounting changes,
  net of tax(1)                                                                 1.90           1.16          4.06          2.83
  Cumulative effect of accounting changes, net of tax                              -              -             -             -
  NET INCOME                                                                    1.90           1.16          4.06          2.83
=================================================================================================================================
Number of shares in m.
---------------------------------------------------------------------------------------------------------------------------------
Denominator for basic earnings per share -
weighted-average shares outstanding                                            463.8          500.8         465.7         510.7
Denominator for diluted earnings per share -
adjusted weighted-average shares after assumed conversions                     498.9          540.2         503.9         554.9
=================================================================================================================================

(1) Including numerator effect of assumed conversions. The effect for the three and six months ended June 30, 2005 was E0.00 and E(0.01), respectively. The effect for the three and six months ended June 30, 2004 was each E(0.05).


CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

                                                                                Three months ended            Six months ended
                                                                        --------------------------------------------------------
in E m.                                                                     JUN 30,        Jun 30,       JUN 30,       Jun 30,
                                                                               2005           2004          2005          2004
================================================================================================================================
NET INCOME                                                                      947            656         2,050         1,598
================================================================================================================================
OTHER COMPREHENSIVE INCOME:
--------------------------------------------------------------------------------------------------------------------------------
Reversal of 1999/2000 credits for tax rate changes                                -             93            31           116
--------------------------------------------------------------------------------------------------------------------------------
Unrealized gains (losses) on securities available for sale:
  Unrealized net gains arising during the period,
  net of tax and other                                                           68            545           127           132
  Net reclassification adjustment for realized net (gains) losses,
  net of applicable tax and other                                               (60)          (115)         (157)         (172)
--------------------------------------------------------------------------------------------------------------------------------
Unrealized net gains (losses) on derivatives hedging variability
of cash flows, net of tax                                                        (5)           (38)           (9)          (22)
--------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation:
  Unrealized net gains (losses) arising during the period,
  net of tax                                                                    557           (37)           935           313
  Net reclassification adjustment for realized net (gains)
  losses, net of tax                                                              -              -           (1)             6
================================================================================================================================
TOTAL OTHER COMPREHENSIVE INCOME                                                560            448           926           373
================================================================================================================================
COMPREHENSIVE INCOME                                                          1,507          1,104         2,976         1,971
--------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET

ASSETS

in E m.                                                                               JUN 30, 2005            Dec 31, 2004
============================================================================================================================
Cash and due from banks                                                                      8,115                   7,579
----------------------------------------------------------------------------------------------------------------------------
Interest-earning deposits with banks                                                        15,755                  18,089
----------------------------------------------------------------------------------------------------------------------------
Central bank funds sold and securities purchased under resale agreements                   146,399                 123,921
----------------------------------------------------------------------------------------------------------------------------
Securities borrowed                                                                         85,233                  65,630
----------------------------------------------------------------------------------------------------------------------------
  Bonds and other fixed-income securities                                                  257,957                 224,536
  Equity shares and other variable-yield securities                                         82,600                  73,176
  Positive market values from derivative financial instruments                              72,830                  67,173
  Other trading assets                                                                      12,378                   8,262
Total trading assets                                                                       425,765                 373,147
----------------------------------------------------------------------------------------------------------------------------
Securities available for sale                                                               24,808                  20,335
----------------------------------------------------------------------------------------------------------------------------
Other investments                                                                            7,996                   7,936
----------------------------------------------------------------------------------------------------------------------------
Loans, net                                                                                 142,673                 136,344
----------------------------------------------------------------------------------------------------------------------------
Premises and equipment, net                                                                  5,117                   5,225
----------------------------------------------------------------------------------------------------------------------------
Goodwill                                                                                     7,061                   6,378
----------------------------------------------------------------------------------------------------------------------------
Other intangible assets, net                                                                 1,190                   1,069
----------------------------------------------------------------------------------------------------------------------------
Other assets                                                                                93,537                  74,415
============================================================================================================================
TOTAL ASSETS                                                                               963,649                 840,068
----------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

in E m.                                                                               JUN 30, 2005            Dec 31, 2004
============================================================================================================================
  Noninterest-bearing deposits                                                              29,382                  27,274
  Interest-bearing deposits                                                                330,049                 302,195
Total deposits                                                                             359,431                 329,469
----------------------------------------------------------------------------------------------------------------------------
  Bonds and other fixed-income securities                                                   84,140                  77,080
  Equity shares and other variable-yield securities                                         27,535                  20,567
  Negative market values from derivative financial instruments                              74,932                  71,959
Total trading liabilities                                                                  186,607                 169,606
----------------------------------------------------------------------------------------------------------------------------
Central bank funds purchased and securities sold under repurchase agreements               142,353                 105,292
----------------------------------------------------------------------------------------------------------------------------
Securities loaned                                                                           14,829                  12,881
----------------------------------------------------------------------------------------------------------------------------
Other short-term borrowings                                                                 24,541                  20,118
----------------------------------------------------------------------------------------------------------------------------
Other liabilities                                                                           82,941                  66,870
----------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                             121,396                 106,870
----------------------------------------------------------------------------------------------------------------------------
Obligation to purchase common shares                                                         3,872                   3,058
============================================================================================================================
TOTAL LIABILITIES                                                                          935,970                 814,164
============================================================================================================================
Common shares, no par value, nominal value of E 2.56                                         1,410                   1,392
----------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital                                                                  11,417                  11,147
----------------------------------------------------------------------------------------------------------------------------
Retained earnings                                                                           21,163                  19,814
----------------------------------------------------------------------------------------------------------------------------
Common shares in treasury, at cost                                                         (2,103)                 (1,573)
----------------------------------------------------------------------------------------------------------------------------
Equity classified as obligation to purchase common shares                                  (3,872)                 (3,058)
----------------------------------------------------------------------------------------------------------------------------
Share awards                                                                                 2,069                   1,513
----------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss)
  Deferred tax on unrealized net gains on securities available for sale relating to
  1999 and 2000 tax rate changes in Germany                                                (2,677)                 (2,708)
  Unrealized net gains on securities available for sale, net of applicable tax and
  other                                                                                      1,730                   1,760
  Unrealized net gains on derivatives hedging variability of cash flows, net of tax             28                      37
  Minimum pension liability, net of tax                                                        (1)                     (1)
  Foreign currency translation, net of tax                                                 (1,485)                 (2,419)
Total accumulated other comprehensive loss                                                 (2,405)                 (3,331)
============================================================================================================================
TOTAL SHAREHOLDERS' EQUITY                                                                  27,679                  25,904
============================================================================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                 963,649                 840,068
----------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                                 Six months ended
                                                                                      ---------------------------------------------
in E m.                                                                                      JUN 30, 2005            Jun 30, 2004
===================================================================================================================================
COMMON SHARES
Balance, beginning of year                                                                          1,392                   1,490
Common shares issued under employee benefit plans                                                      18                       -
Retirement of common shares                                                                             -                    (98)
Balance, end of period                                                                              1,410                   1,392
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                                                         11,147                  11,147
Common shares issued under employee benefit plans                                                     270                       -
Balance, end of period                                                                             11,417                  11,147
-----------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                                                                         19,814                  20,486
Net income                                                                                          2,050                   1,598
Cash dividends declared and paid                                                                    (868)                   (828)
Dividend related to equity classified as obligation to purchase common shares                         117                      96
Net gains on treasury shares sold                                                                      50                      81
Retirement of common shares                                                                             -                 (2,472)
Other                                                                                                   -                     (3)
Balance, end of period                                                                             21,163                  18,958
-----------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES IN TREASURY, AT COST
Balance, beginning of year                                                                        (1,573)                   (971)
Purchases of shares                                                                              (21,881)                (21,754)
Sale of shares                                                                                     21,347                  20,114
Shares retired                                                                                          -                   2,570
Treasury shares distributed under employee benefit plans                                                4                       -
Balance, end of period                                                                            (2,103)                    (41)
-----------------------------------------------------------------------------------------------------------------------------------
EQUITY CLASSIFIED AS OBLIGATION TO PURCHASE COMMON SHARES
Balance, beginning of year                                                                        (3,058)                 (2,310)
Additions                                                                                           (814)                 (1,241)
Deductions                                                                                              -                       -
Balance, end of period                                                                            (3,872)                 (3,551)
-----------------------------------------------------------------------------------------------------------------------------------
SHARE AWARDS - COMMON SHARES ISSUABLE
Balance, beginning of year                                                                          2,965                   2,196
Deferred share awards granted, net                                                                    847                   1,266
Deferred shares distributed                                                                           (4)                       -
Balance, end of period                                                                              3,808                   3,462
-----------------------------------------------------------------------------------------------------------------------------------
SHARE AWARDS - DEFERRED COMPENSATION
Balance, beginning of year                                                                        (1,452)                 (1,242)
Deferred share awards granted, net                                                                  (847)                 (1,266)
Amortization of deferred compensation, net                                                            560                     564
Balance, end of period                                                                            (1,739)                 (1,944)
-----------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of year                                                                        (3,331)                 (2,594)
Reversal of 1999/2000 credits for tax rate changes                                                     31                     116
Change in unrealized net gains on securities available for sale,
net of applicable tax and other                                                                      (30)                    (40)
Change in unrealized net gains/losses on derivatives hedging variability of cash
flows, net of tax                                                                                     (9)                    (22)
Foreign currency translation, net of tax                                                              934                     319
Balance, end of period                                                                            (2,405)                 (2,221)
===================================================================================================================================
TOTAL SHAREHOLDERS' EQUITY, END OF PERIOD                                                          27,679                  27,202
-----------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                                 Six months ended
                                                                                      --------------------------------------------
in E m.                                                                                      JUN 30, 2005            Jun 30, 2004
==================================================================================================================================
NET INCOME                                                                                          2,050                   1,598
==================================================================================================================================
Adjustments to reconcile net income to net cash used in operating activities:
  Provision for loan losses                                                                           169                     278
  Restructuring activities                                                                             76                       -
  Gain on sale of securities available for sale, other investments, loans and other                 (331)                   (306)
  Deferred income taxes, net                                                                          317                     367
  Impairment, depreciation and other amortization and accretion                                       807                     886
  Share of net income from equity method investments                                                (204)                   (157)
----------------------------------------------------------------------------------------------------------------------------------
Net change in:
  Trading assets                                                                                 (52,587)                (24,089)
  Other assets                                                                                   (18,253)                (13,227)
  Trading liabilities                                                                              16,962                  14,088
  Other liabilities                                                                                15,696                  10,962
  Other, net                                                                                        (637)                     828
==================================================================================================================================
NET CASH USED IN OPERATING ACTIVITIES                                                            (35,935)                 (8,772)
==================================================================================================================================
Net change in:
  Interest-earning deposits with banks                                                              2,332                 (9,829)
  Central bank funds sold and securities purchased under resale agreements                       (22,471)                 (7,015)
  Securities borrowed                                                                            (19,603)                (10,543)
  Loans                                                                                           (3,628)                 (3,171)
----------------------------------------------------------------------------------------------------------------------------------
Proceeds from:
  Sale of securities available for sale                                                             3,918                  16,021
  Maturities of securities available for sale                                                       1,415                   1,975
  Sale of other investments                                                                           926                     721
  Sale of loans                                                                                     5,345                   3,978
  Sale of premises and equipment                                                                       61                      64
----------------------------------------------------------------------------------------------------------------------------------
Purchase of:
  Securities available for sale                                                                   (8,772)                (18,189)
  Other investments                                                                                 (574)                   (560)
  Loans                                                                                           (5,201)                 (1,826)
  Premises and equipment                                                                            (304)                   (350)
----------------------------------------------------------------------------------------------------------------------------------
Net cash paid for business combinations/divestitures                                                 (19)                    (33)
----------------------------------------------------------------------------------------------------------------------------------
Other, net                                                                                             70                      61
==================================================================================================================================
NET CASH USED IN INVESTING ACTIVITIES                                                            (46,505)                (28,696)
==================================================================================================================================
Net change in:
  Deposits                                                                                         29,954                  28,337
  Securities loaned and central bank funds purchased and securities sold under
  repurchase agreements                                                                            39,005                   7,925
  Other short-term borrowings                                                                       4,423                   1,594
----------------------------------------------------------------------------------------------------------------------------------
Issuances of long-term debt                                                                        28,063                  14,190
----------------------------------------------------------------------------------------------------------------------------------
Repayments and extinguishments of long-term debt                                                 (17,867)                 (9,018)
----------------------------------------------------------------------------------------------------------------------------------
Common shares issued under employee benefit plans                                                     288                       -
----------------------------------------------------------------------------------------------------------------------------------
Purchases of treasury shares                                                                     (21,881)                (21,754)
----------------------------------------------------------------------------------------------------------------------------------
Sale of treasury shares                                                                            21,393                  20,188
----------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                                                                 (868)                   (828)
----------------------------------------------------------------------------------------------------------------------------------
Other, net                                                                                            (3)                      44
==================================================================================================================================
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                          82,507                  40,678
==================================================================================================================================
Net effect of exchange rate changes on cash and due from banks                                        469                     147
----------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and due from banks                                                               536                   3,357
Cash and due from banks, beginning of period                                                        7,579                   6,636
Cash and due from banks, end of period                                                              8,115                   9,993
----------------------------------------------------------------------------------------------------------------------------------
Interest paid                                                                                      16,802                  11,151
Income taxes paid, net                                                                                488                     391
----------------------------------------------------------------------------------------------------------------------------------

BASIS OF PRESENTATION

The accompanying consolidated financial statements as of June 30, 2005 and 2004 and for the three and six months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2004 Financial Report and Form 20-F. Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles, segment information, supplementary information on the income statement, the balance sheet, other financial information and other information.

IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES

EITF 05-5

In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)" ("EITF 05-5"). EITF 05-5 addresses the timing of recognition of salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs). The EITF also specifies the accounting for government subsidies related to these arrangements. EITF 05-5 is effective in fiscal years beginning after December 15, 2005. The adoption of EITF 05-5 is not expected to have a material impact on our consolidated financial statements.

SFAS 154

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" ("APB 20") and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements for voluntary changes in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

EITF 03-1, FSP EITF 03-1-1 AND FSP FAS 115-1

In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The decisions establish a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position, No. EITF 03-1-1 ("FSP EITF 03-1-1"), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosure requirements under EITF 03-1 were effective beginning December 31, 2004.

        In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue a final FSP, to be titled FSP FAS 115-1. FSP FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," will replace guidance set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance and will clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The delay of the effective date for the measurement and recognition guidance included in EITF 03-1 will be superseded with the final issuance of FSP FAS 115-1, which will be effective for other-than-temporary impairment analysis conducted in periods beginning after September 15, 2005. The adoption of FSP FAS 115-1, once it is finalized by the FASB, is not expected to have a material impact on our consolidated financial statements.

FSP 109-2

In December 2004, the FASB issued Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). The Act, which was signed into law in the U.S. on October 22, 2004, provides for, among other things, a reduced rate of U.S. tax on dividends received from foreign subsidiaries of U.S. taxpayers. FSP 109-2 provides additional time beyond the financial reporting period of the enactment to evaluate the effects of this provision of the Act for purposes of applying SFAS No. 109, "Accounting for Income Taxes." We estimate that approximately U.S.$ 500 million may be eligible for repatriation under this provision. We are evaluating the effect of such a repatriation but do not expect that this provision will have a material impact on our consolidated financial statements.

SFAS 123 (REVISED 2004)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. Starting January 1, 2003, we accounted for our share-based compensation awards under the fair value method prescribed under SFAS 123. The method was applied prospectively for all employee awards granted, modified or settled after January 1, 2003. Currently, we use a Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and expect to continue to use this option valuation model upon the adoption of SFAS 123(R). SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) indicates that it is effective for reporting periods beginning after June 15, 2005.

        In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment "("SAB 107"), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff's views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005.

        Management is currently evaluating the transition method to be used and the impact SFAS 123(R) will have on our consolidated financial statements. Management intends to adopt SFAS 123(R) effective January 1, 2006, as permitted by the SEC, and is assessing the impact of SAB 107 on our implementation.

SOP 03-3

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows for loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP prohibits the creation of an allowance for loan losses in the initial accounting for all loans within its scope. The SOP also limits the income that can be recognized and specifies the accounting for future changes in expected cash flows on the acquired loans or securities. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption did not have a material impact on our consolidated financial statements.

IFRS

EU and German regulations require the Group to adopt International Financial Reporting Standards (IFRS) for purposes of preparing consolidated financial statements filed with EU and German regulatory authorities beginning no later than fiscal year 2007 (with 2006 comparative amounts presented). Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation to certain U.S. GAAP financial statement amounts is disclosed.

        The adoption of IFRS will not result in any adjustment to U.S. GAAP amounts, however there are a number of differences between the two accounting regimes which will cause earnings and balance sheet amounts under IFRS and U.S. GAAP to differ, perhaps significantly. The special transition rules for this adoption require, with some exceptions, that the IFRS in effect at the reporting date be applied in the opening balance sheet. Because of this, future rule changes could have an impact on the opening IFRS balance sheet and thus the difference between U.S. GAAP and IFRS earnings or balance sheet amounts cannot be predicted at this time.

SEGMENT INFORMATION

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

        In the second quarter of 2005 there were no significant changes regarding the organizational structure, management responsibility and the format of segment disclosure.

        Prior periods have been restated to reflect changes implemented in the first quarter 2005.

SEGMENTAL RESULTS OF OPERATIONS

                                        Corporate and Investment Bank            Private Clients and Asset   Corporate       Total
THREE MONTHS ENDED                                                                              Management     Invest-     Manage-
JUN 30, 2005                         --------------------------------    ---------------------------------       ments        ment
                                      Corporate      Global     Total    Asset and   Private &       Total               Reporting
                                      Banking &      Trans-                 Wealth    Business
in E m.                              Securities      action                Manage-     Clients
(except percentages)                                Banking                   ment
====================================================================================================================================
NET REVENUES                              3,081         478     3,559          865       1,147       2,012         258       5,829
====================================================================================================================================
Underlying revenues                       3,081         478     3,559          856       1,147       2,004         200       5,763
====================================================================================================================================
Provision for loan losses                   (18)         16        (2)          (1)         73          73           4          75
------------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet
positions(1)                                 12          (7)        5           (0)         (0)         (0)         (0)          5
====================================================================================================================================
TOTAL PROVISION FOR CREDIT
LOSSES                                       (6)          9         3           (1)         73          73           4          80
====================================================================================================================================
Operating cost base                       2,342         350     2,692          736         827       1,564          52       4,307
------------------------------------------------------------------------------------------------------------------------------------
Minority interest                             9           -         9           (3)          0          (3)         (0)          6
------------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                     38           9        47           54          15          69          (0)        116
------------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment/impairment
of intangibles                                -           -         -            -           -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims              -           -         -            9           -           9           -           9
------------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet
positions(1)                                 12          (7)        5           (0)         (0)         (0)         (0)          5
====================================================================================================================================
TOTAL NONINTEREST EXPENSES                2,400         352     2,752          796         843       1,639          52       4,443
====================================================================================================================================
INCOME BEFORE INCOME TAXES                  698         110       808           70         231         301         202       1,311
====================================================================================================================================
ADD (DEDUCT):
------------------------------------------------------------------------------------------------------------------------------------
Net gains on securities available
for sale/industrial holdings
including hedging                             -           -         -            -           -           -          (0)         (0)
------------------------------------------------------------------------------------------------------------------------------------
Significant equity pick-ups/
net gains from investments(2)                 -           -         -            -           -           -         (18)        (18)
------------------------------------------------------------------------------------------------------------------------------------
Net (gains) losses from businesses
sold/held for sale                            -           -         -            -           -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Net gains related to premises                 -           -         -            -           -           -         (40)        (40)
------------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                     38           9        47           54          15          69          (0)        116
------------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment/impairment of
intangibles                                   -           -         -            -           -           -           -           -
====================================================================================================================================
UNDERLYING PRE-TAX PROFIT                   737         119       855          124         246         370         144       1,370
====================================================================================================================================
Cost/income ratio in %                       78          75        77           92          73          81          20          76
------------------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio
in %                                         76          73        76           86          72          78          26          75
------------------------------------------------------------------------------------------------------------------------------------
Assets(3)                               834,744      19,965   848,145       38,482      82,832     121,275      16,685     956,942
------------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions
(BIS risk positions)                    146,250      12,525   158,775       12,729      56,981      69,709      10,020     238,504
------------------------------------------------------------------------------------------------------------------------------------
Average active equity                    12,378       1,309    13,688        4,789       1,512       6,301       3,592      23,581
------------------------------------------------------------------------------------------------------------------------------------
Pre-tax return on average active
equity in %                                  23          34        24            6          61          19          22          22
------------------------------------------------------------------------------------------------------------------------------------
Underlying pre-tax return on
average active equity in %                   24          36        25           10          65          23          16          23
------------------------------------------------------------------------------------------------------------------------------------

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

                                        Corporate and Investment Bank            Private Clients and Asset   Corporate       Total
Three months ended                                                                              Management     Invest-     Manage-
Jun 30, 2004                         --------------------------------    ---------------------------------       ments        ment
                                      Corporate      Global     Total    Asset and   Private &       Total               Reporting
                                      Banking &      Trans-                 Wealth    Business
in E m.                              Securities      action                Manage-     Clients
(except percentages)                                Banking                   ment
====================================================================================================================================
NET REVENUES                              2,836         464     3,301          851       1,083       1,933         276       5,510
====================================================================================================================================
Underlying revenues                       2,836         458     3,294          846       1,107       1,953         224       5,472
====================================================================================================================================
Provision for loan losses                    71           8        80           (1)         67          66           9         155
------------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet
positions(1)                                (67)         (6)      (73)           0          (0)          0          (0)        (72)
====================================================================================================================================
TOTAL PROVISION FOR CREDIT
LOSSES                                        5           3         7           (0)         67          66           9          83
====================================================================================================================================
Operating cost base                       2,115         411     2,526          710         796       1,506          89       4,122
------------------------------------------------------------------------------------------------------------------------------------
Minority interest                            (1)          -        (1)           0           0           1          (2)         (2)
------------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                      -           -         -            -           -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment/impairment
of intangibles                                -           -         -            -           -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims              -           -         -            4           -           4           -           4
------------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet
positions(1)                                (67)         (6)      (73)           0          (0)          0          (0)        (72)
====================================================================================================================================
TOTAL NONINTEREST EXPENSES                2,047         405     2,452          716         796       1,512          88       4,052
====================================================================================================================================
INCOME BEFORE INCOME TAXES                  718          51       769          136         219         355         179       1,303
====================================================================================================================================
ADD (DEDUCT):
------------------------------------------------------------------------------------------------------------------------------------
Net gains on securities available
for sale/industrial holdings
including hedging                             -           -         -            -           -           -        (100)       (100)
------------------------------------------------------------------------------------------------------------------------------------
Significant equity pick-ups/
net losses from investments(2)                -           -         -            -           -           -          57          57
------------------------------------------------------------------------------------------------------------------------------------
Net (gains) losses from businesses
sold held for sale                            -          (6)       (6)           -          25          25          (8)         10
------------------------------------------------------------------------------------------------------------------------------------
Net gains related to premises                 -           -         -            -           -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                      -           -         -            -           -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment/impairment of
intangibles                                   -           -         -            -           -           -           -           -
====================================================================================================================================
UNDERLYING PRE-TAX PROFIT                   718          44       762          136         244         380         128       1,270
====================================================================================================================================
Cost/income ratio in %                       75          89        76           84          74          78          32          75
------------------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio
in %                                         75          90        77           84          72          77          40          75
------------------------------------------------------------------------------------------------------------------------------------
Assets (as of Dec 31, 2004)(3)          720,596      16,589   729,872       34,945      78,930     113,818      16,442     832,933
------------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions
(BIS risk positions)                    133,589      11,887   145,476       11,438      52,769      64,207      11,398     221,081
------------------------------------------------------------------------------------------------------------------------------------
Average active equity                    11,731       1,347    13,078        5,123       1,669       6,792       4,031      23,901
------------------------------------------------------------------------------------------------------------------------------------
Pre-tax return on average active
equity in %                                  24          15        24           11          53          21          18          22
------------------------------------------------------------------------------------------------------------------------------------
Underlying pre-tax return on
average active equity in %                   24          13        23           11          58          22          13          21
------------------------------------------------------------------------------------------------------------------------------------

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

                                        Corporate and Investment Bank            Private Clients and Asset   Corporate       Total
SIX MONTHS ENDED                                                                                Management     Invest-     Manage-
JUN 30, 2005                         --------------------------------    ---------------------------------       ments        ment
                                      Corporate      Global     Total    Asset and   Private &       Total               Reporting
                                      Banking &      Trans-                 Wealth    Business
in E m.                              Securities      action                Manage-     Clients
(except percentages)                                Banking                   ment
====================================================================================================================================
NET REVENUES                              7,133         963     8,096        1,756       2,301       4,057         369      12,522
====================================================================================================================================
Underlying revenues                       7,133         963     8,096        1,736       2,301       4,038         199      12,332
------------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                    (9)         22        14           (0)        151         151           4         169
------------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet
positions(1)                                 11         (17)       (6)          (0)         (1)         (1)         (0)         (8)
====================================================================================================================================
TOTAL PROVISION FOR CREDIT
LOSSES                                        2           5         7           (1)        151         150           4         161
====================================================================================================================================
Operating cost base                       4,929         686     5,615        1,455       1,659       3,114          94       8,823
------------------------------------------------------------------------------------------------------------------------------------
Minority interest                            19           -        19           (4)          0          (4)          0          15
------------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                    146          24       169           88          27         114           0         284
------------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment/impairment
of intangibles                                -           -         -            -           -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims              -           -         -           19           -          19           -          19
------------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet
positions(1)                                 11         (17)       (6)          (0)         (1)         (1)         (0)         (8)
====================================================================================================================================
TOTAL NONINTEREST EXPENSES                5,104         693     5,797        1,557       1,685       3,242          95       9,134
====================================================================================================================================
INCOME BEFORE INCOME TAXES                2,037         248     2,285          199         465         663         270       3,219
------------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT):
------------------------------------------------------------------------------------------------------------------------------------
Net gains on securities available
for sale/industrial holdings
including hedging                             -           -         -            -           -           -         (87)        (87)
------------------------------------------------------------------------------------------------------------------------------------
Significant equity pick-ups/
net gains from investments(2)                 -           -         -            -           -           -         (44)        (44)
------------------------------------------------------------------------------------------------------------------------------------
Net (gains) losses from businesses
sold held for sale                            -           -         -            -           -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Net gains related to premises                 -           -         -            -           -           -         (40)        (40)
------------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                    146          24       169           88          27         114           0         284
------------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment/impairment of
intangibles                                   -           -         -            -           -           -           -           -
====================================================================================================================================
UNDERLYING PRE-TAX PROFIT                 2,183         272     2,454          286         491         778         100       3,332
====================================================================================================================================
Cost/income ratio in %                       71          74        72           89          73          80          26          73
------------------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio
in %                                         69          71        69           84          72          77          47          72
------------------------------------------------------------------------------------------------------------------------------------
Assets(3)                               834,744      19,965   848,145       38,482      82,832     121,275      16,685     956,942
------------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions
(BIS risk positions)                    146,250      12,525   158,775       12,729      56,981      69,709      10,020     238,504
------------------------------------------------------------------------------------------------------------------------------------
Average active equity                    11,923       1,313    13,236        4,813       1,613       6,426       3,460      23,122
------------------------------------------------------------------------------------------------------------------------------------
Pre-tax return on average active
equity in %                                  34          38        35            8          58          21          16          28
------------------------------------------------------------------------------------------------------------------------------------
Underlying pre-tax return on
average active equity in %                   37          41        37           12          61          24           6          29
------------------------------------------------------------------------------------------------------------------------------------

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

                                        Corporate and Investment Bank            Private Clients and Asset   Corporate       Total
Six months ended                                                                                Management     Invest-     Manage-
Jun 30, 2005                         --------------------------------    ---------------------------------       ments        ment
                                      Corporate      Global     Total    Asset and   Private &       Total               Reporting
                                      Banking &      Trans-                 Wealth    Business
in E m.                              Securities      action                Manage-     Clients
(except percentages)                                Banking                   ment
====================================================================================================================================
NET REVENUES                              6,317         981     7,297        1,758       2,224       3,983         434      11,714
====================================================================================================================================
Underlying revenues                       6,317         952     7,268        1,729       2,249       3,978         221      11,467
====================================================================================================================================
Provision for loan losses                   128           4       133           (5)        135         130          15         278
------------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet             (48)         (6)      (54)          (0)         (1)         (1)         (0)        (55)
positions(1)
====================================================================================================================================
TOTAL PROVISION FOR CREDIT
LOSSES                                       81          (1)       79           (6)        135         129          15         224
====================================================================================================================================
Operating cost base                       4,477         807     5,284        1,442       1,615       3,058         188       8,530
------------------------------------------------------------------------------------------------------------------------------------
Minority interest                            (0)          -        (0)           2           0           2          (2)         (1)
------------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                      -           -         -            -           -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment/impairment
of intangibles                                -           -         -            -           -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims              -           -         -           29           -          29           -          29
------------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet
positions(1)                                (48)         (6)      (54)          (0)         (1)         (1)         (0)        (55)
====================================================================================================================================
TOTAL NONINTEREST EXPENSES                4,429         802     5,231        1,473       1,615       3,088         186       8,504
====================================================================================================================================
INCOME BEFORE INCOME TAXES                1,759         175     1,934          291         474         765         233       2,931
====================================================================================================================================
ADD (DEDUCT):
------------------------------------------------------------------------------------------------------------------------------------
Net gains on securities available
for sale/industrial holdings
including hedging                             -           -         -            -           -           -        (150)       (150)
------------------------------------------------------------------------------------------------------------------------------------
Significant equity pick-ups/
net gains from investments(2)                 -           -         -            -           -           -         (32)        (32)
------------------------------------------------------------------------------------------------------------------------------------
Net (gains) losses from businesses
sold held for sale                            -         (29)      (29)           -          25          25         (30)        (35)
------------------------------------------------------------------------------------------------------------------------------------
Net gains related to premises                 -           -         -            -           -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                      -           -         -            -           -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment/impairment of
intangibles                                   -           -         -            -           -           -           -           -
====================================================================================================================================
UNDERLYING PRE-TAX PROFIT                 1,759         146     1,904          291         499         789          20       2,714
====================================================================================================================================
Cost/income ratio in %                       71          82        72           84          73          78          43          73
------------------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio                 71          85        73           83          72          77          85          74
in %
------------------------------------------------------------------------------------------------------------------------------------
Assets (as of Dec 31, 2004)(3)          720,596      16,589   729,872       34,945      78,930     113,818      16,442     832,933
------------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions
(BIS risk positions)                    133,589      11,887   145,476       11,438      52,769      64,207      11,398     221,081
------------------------------------------------------------------------------------------------------------------------------------
Average active equity                    11,646       1,303    12,950        5,056       1,621       6,677       3,993      23,620
------------------------------------------------------------------------------------------------------------------------------------
Pre-tax return on average active
equity in %                                  30          27        30           11          59          23          12          25
------------------------------------------------------------------------------------------------------------------------------------
Underlying pre-tax return on average
active equity in %                           30          22        29           11          62          24           1          23
------------------------------------------------------------------------------------------------------------------------------------

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three and six months ended June 30, 2005 and 2004:

REVENUE COMPONENTS OF THE CORPORATE AND INVESTMENT BANK GROUP DIVISION

                                                                  Three months ended             Six months ended
                                                           --------------------------------------------------------
                                                               JUN 30,       Jun 30,        JUN 30,       Jun 30,
in E m.                                                           2005          2004           2005          2004
===================================================================================================================
Origination (equity)                                               159           117            287           247
-------------------------------------------------------------------------------------------------------------------
Origination (debt)                                                 244           236            512           465
===================================================================================================================
TOTAL ORIGINATION                                                  403           353            799           713
===================================================================================================================
Sales & Trading (equity)                                           602           536          1,424         1,329
-------------------------------------------------------------------------------------------------------------------
Sales & Trading (debt and other products)                        1,640         1,640          4,020         3,533
===================================================================================================================
TOTAL SALES & TRADING                                            2,242         2,176          5,444         4,862
===================================================================================================================
Advisory                                                           145           117            259           212
-------------------------------------------------------------------------------------------------------------------
Loan products                                                      312           259            694           643
-------------------------------------------------------------------------------------------------------------------
Transaction services                                               478           458            963           952
-------------------------------------------------------------------------------------------------------------------
Other                                                              (21)          (62)           (63)          (83)
===================================================================================================================
TOTAL                                                            3,559         3,301          8,096         7,297
-------------------------------------------------------------------------------------------------------------------

REVENUE COMPONENTS OF THE PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

                                                                  Three months ended             Six months ended
                                                           --------------------------------------------------------
                                                               JUN 30,       Jun 30,        JUN 30,        Jun 30,
in E m.                                                           2005          2004           2005          2004
===================================================================================================================
Portfolio/fund management                                          640           609          1,263         1,222
-------------------------------------------------------------------------------------------------------------------
Brokerage                                                          455           393            919           848
-------------------------------------------------------------------------------------------------------------------
Loan/deposit                                                       594           596          1,180         1,186
-------------------------------------------------------------------------------------------------------------------
Payments, account & remaining financial services                   191           214            403           413
-------------------------------------------------------------------------------------------------------------------
Other                                                              132           121            292           314
===================================================================================================================
TOTAL                                                            2,012         1,933          4,057         3,983
-------------------------------------------------------------------------------------------------------------------

RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO
CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO U.S. GAAP

                                                                                                               Three months ended
                                  -------------------------------------------------------------------------------------------------
                                                                   JUN 30, 2005                                      Jun 30, 2004
                                  -------------------------------------------------------------------------------------------------
                                        Total         Consoli-            Total           Total         Consoli-            Total
                                      Manage-         dation &         Consoli-         Manage-         dation &         Consoli-
                                         ment          Adjust-            dated            ment          Adjust-            dated
in E m.                             Reporting            ments                        Reporting            ments
===================================================================================================================================
Net revenues                            5,829               72            5,901           5,510             (115)           5,395
-----------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                  75                -               75             155                -              155
-----------------------------------------------------------------------------------------------------------------------------------
Noninterest expenses                    4,443              (30)           4,412           4,052               26            4,079
===================================================================================================================================
INCOME (LOSS) BEFORE INCOME
TAXES(1)                                1,311              103            1,414           1,303             (142)           1,161
===================================================================================================================================
Total assets                          956,942            6,707          963,649        832,933(2)           7,135(2)      840,068(2)
-----------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions
(BIS risk positions)                  238,504            1,375          239,880         221,081            1,440          222,521
-----------------------------------------------------------------------------------------------------------------------------------
Average active equity                  23,581              629           24,210          23,901            1,618           25,519
-----------------------------------------------------------------------------------------------------------------------------------

(1) Income (loss) before income tax expense and cumulative effect of accounting changes.

(2) As of December 31, 2004.

                                                                                                                 Six months ended
                                 --------------------------------------------------------------------------------------------------
                                                                   JUN 30, 2005                                      Jun 30, 2004
                                 --------------------------------------------------------------------------------------------------
                                        Total         Consoli-            Total           Total         Consoli-            Total
                                      Manage-         dation &         Consoli-         Manage-         dation &         Consoli-
                                         ment          Adjust-            dated            ment          Adjust-            dated
in E m.                             Reporting            ments                        Reporting            ments
-----------------------------------------------------------------------------------------------------------------------------------
Net revenues                           12,522              (38)          12,484          11,714             (165)          11,549
-----------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                 169                -              169             278                -              278
-----------------------------------------------------------------------------------------------------------------------------------
Noninterest expenses                    9,134              (16)           9,118           8,504               44            8,549
===================================================================================================================================
INCOME (LOSS) BEFORE INCOME
TAXES(1)                                3,219              (22)           3,197           2,931             (209)           2,722
===================================================================================================================================
Total assets                          956,942            6,707          963,649        832,933(2)        7,135(2)         840,068(2)
-----------------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions
(BIS risk positions)                  238,504            1,375          239,880         221,081            1,440          222,521
-----------------------------------------------------------------------------------------------------------------------------------
Average active equity                  23,122              793           23,915          23,620            1,935           25,555
-----------------------------------------------------------------------------------------------------------------------------------

(1) Income (loss) before income tax expense and cumulative effect of accounting changes.

(2) As of December 31, 2004.

Consolidation & Adjustments includes adjustments for differences between accounting methods used for management reporting and U.S. GAAP, as well as adjustments related to activities that are outside the responsibility of the business segments ("Corporate Items").

        In Consolidation & Adjustments, income before income taxes was E103 million compared to a loss before income taxes of E142 million in the second quarter 2004. The current quarter included positive adjustments for differences in accounting methods for economically-hedged debt issuances and short-term funding positions, as well as for own shares. Such adjustments were negative in last years' second quarter. Additionally, results from corporate items positively impacted Consolidation & Adjustments in the current quarter.

INFORMATION ON THE INCOME STATEMENT

NET INTEREST AND TRADING REVENUES

                                                                  Three months ended             Six months ended
                                                           --------------------------------------------------------
                                                               JUN 30,       Jun 30,        JUN 30,       Jun 30,
in E m.                                                           2005          2004           2005          2004
===================================================================================================================
Net interest revenues                                            1,613         1,459          3,056         2,853
-------------------------------------------------------------------------------------------------------------------
Trading revenues, net                                            1,593         1,416          4,004         3,452
===================================================================================================================
TOTAL NET INTEREST AND TRADING REVENUES                          3,206         2,875          7,060         6,305
===================================================================================================================

===================================================================================================================
BREAKDOWN BY GROUP DIVISION/CIB PRODUCT:
-------------------------------------------------------------------------------------------------------------------
  Sales & Trading (equity)                                         467           293          1,055           815
  Sales & Trading (debt and other products)                      1,381         1,478          3,598         3,130
Total Sales & Trading                                            1,848         1,771          4,653         3,945
-------------------------------------------------------------------------------------------------------------------
Loan products(1)                                                   214           182            439           410
-------------------------------------------------------------------------------------------------------------------
Transaction services                                               225           199            446           407
-------------------------------------------------------------------------------------------------------------------
Remaining products(2)                                                3           (61)             4           (42)
===================================================================================================================
Total Corporate and Investment Bank                              2,289         2,091          5,542         4,720
-------------------------------------------------------------------------------------------------------------------
Private Clients and Asset Management                               750           684          1,444         1,560
-------------------------------------------------------------------------------------------------------------------
Corporate Investments                                              156           180            117           140
-------------------------------------------------------------------------------------------------------------------
Consolidation & Adjustments                                         12          (80)            (42)         (115)
===================================================================================================================
TOTAL NET INTEREST AND TRADING REVENUES                          3,206         2,875          7,060         6,305
-------------------------------------------------------------------------------------------------------------------

(1) Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.

(2) Includes net interest and trading revenues of origination, advisory and other products.

PENSION AND OTHER POSTRETIREMENT BENEFITS

                                                                    Pension benefits      Postretirement benefits
                                                           --------------------------------------------------------
                                                                    Six months ended             Six months ended
                                                           --------------------------------------------------------
                                                               JUN 30,       Jun 30,        JUN 30,       Jun 30,
in E m.                                                           2005          2004           2005          2004
===================================================================================================================
Service cost                                                       131           124              3             4
-------------------------------------------------------------------------------------------------------------------
Interest cost                                                      193           194              4             6
-------------------------------------------------------------------------------------------------------------------
Expected return on plan assets                                    (195)         (195)             -             -
-------------------------------------------------------------------------------------------------------------------
Actuarial loss recognized                                           22            30              -             -
-------------------------------------------------------------------------------------------------------------------
Settlement/curtailment                                               2             -              -             -
-------------------------------------------------------------------------------------------------------------------
Amortization of unrecognized transition obligation                   -             5              -             -
(asset) in accordance with SFAS 87
===================================================================================================================
TOTAL DEFINED BENEFIT PLANS                                        153           158              7            10
-------------------------------------------------------------------------------------------------------------------
Defined contribution plans                                          76            78              -             -
===================================================================================================================
NET PERIODIC BENEFIT EXPENSE                                       229           236              7            10
-------------------------------------------------------------------------------------------------------------------

In addition to the contributions expected for 2005 as disclosed in the Financial Report 2004 on page 95 and in the 2004 SEC Form 20-F on page F-54, special contributions of approximately E 24 million were made in the first half of the year.

        As a result, the Group expects to fund its pension schemes in 2005 for a total of approximately E 274 million.

        A SFAS No. 88 charge of approximately E 2 million as a consequence of restructuring occurred in the United States and United Kingdom during the first half year.

SFAS 123 PRO FORMA INFORMATION

                                                                  Three months ended             Six months ended
                                                           ---------------------------------------------------------
                                                               JUN 30,       Jun 30,        JUN 30,        Jun 30,
in E m.                                                           2005          2004           2005          2004
--------------------------------------------------------------------------------------------------------------------
Net income, as reported                                            947           656          2,050         1,598
--------------------------------------------------------------------------------------------------------------------
Add: Share-based compensation expense included in
reported net income, net of related tax effects(1)                 140           140            289           265
--------------------------------------------------------------------------------------------------------------------
Deduct: Share-based compensation expense determined
under fair value method for all awards, net of related
tax effects(1)                                                    (140)         (142)          (287)         (269)
--------------------------------------------------------------------------------------------------------------------
PRO FORMA NET INCOME                                               947           654          2,052         1,594
--------------------------------------------------------------------------------------------------------------------
Earnings per share
  Basic - as reported                                           E 2.04        E 1.31         E 4.40        E 3.13
  Basic - pro forma                                             E 2.04        E 1.31         E 4.40        E 3.12
  Diluted - as reported(2)                                      E 1.90        E 1.16         E 4.06        E 2.83
  Diluted - pro forma(2)                                        E 1.90        E 1.16         E 4.06        E 2.82
--------------------------------------------------------------------------------------------------------------------

(1) Amounts for the three and six months ended June 30, 2005 and 2004 do not reflect any share-based awards related to the 2005 and 2004 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year.

(2) Including numerator effect of assumed conversions. The effect for the three and six months ended June 30, 2005 was E 0.00 and E(0.01), respectively. The effect for the three and six months ended June 30, 2004 was each E(0.05).

INFORMATION ON THE BALANCE SHEET

SECURITIES AVAILABLE FOR SALE

---------------------------------------------------------------------------------------------------------------------
in E m.                                               JUN 30, 2005                                    Dec 31, 2004
                     ------------------------------------------------------------------------------------------------
                        Fair        Gross unrealized     Amortized      Fair        Gross unrealized     Amortized
                       value                 holding          cost     value                 holding          cost
                                   -----------------                               -----------------
                                   gains      losses                               gains      losses
=====================================================================================================================
Debt securities       18,266         324         (77)       18,019    13,696         286        (127)       13,537
---------------------------------------------------------------------------------------------------------------------
Equity securities      6,542       1,572          (7)        4,977     6,639       1,631          (7)        5,015
=====================================================================================================================
TOTAL                 24,808       1,896         (84)       22,996    20,335       1,917        (134)       18,552
---------------------------------------------------------------------------------------------------------------------

PROBLEM LOANS

---------------------------------------------------------------------------------------------------------------------
in E m.                                                      JUN 30, 2005                              Dec 31, 2004
                                    ---------------------------------------------------------------------------------
                                     Impaired   Non-performing      Total     Impaired    Non-performing      Total
                                        loans      homogeneous                   loans       homogeneous
                                                         loans                                     loans
=====================================================================================================================
Nonaccrual loans                        3,133            1,134      4,267        3,401            1,098       4,499
---------------------------------------------------------------------------------------------------------------------
Loans 90 days or more past due             20              206        226           26              221         247
and still accruing
---------------------------------------------------------------------------------------------------------------------
Troubled debt restructurings              128                -        128           89                -          89
=====================================================================================================================
TOTAL PROBLEM LOANS                     3,280            1,341      4,621        3,516            1,319       4,835
---------------------------------------------------------------------------------------------------------------------

ALLOWANCES FOR CREDIT LOSSES

---------------------------------------------------------------------------------------------------------------------
Allowance for on-balance sheet positions                                                          Six months ended
                                                                                -------------------------------------
in E m.                                                                          JUN 30, 2005         Jun 30, 2004
=====================================================================================================================
BALANCE, BEGINNING OF YEAR                                                              2,345                3,281
=====================================================================================================================
Provision for loan losses                                                                 169                  278
---------------------------------------------------------------------------------------------------------------------
NET CHARGE-OFFS                                                                          (300)                (766)
  Charge-offs                                                                            (376)                (837)
  Recoveries                                                                               76                   71
---------------------------------------------------------------------------------------------------------------------
Allowance related to acquisitions/divestitures                                              -                    -
---------------------------------------------------------------------------------------------------------------------
Foreign currency translation                                                               48                   23
=====================================================================================================================
BALANCE, END OF PERIOD                                                                  2,262                2,816
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Allowance for off-balance sheet positions                                                         Six months ended
                                                                                -------------------------------------
in E m.                                                                          JUN 30, 2005         Jun 30, 2004
=====================================================================================================================
BALANCE, BEGINNING OF YEAR                                                                345                  416
=====================================================================================================================
Provision for credit losses on lending-related commitments                                 (8)                 (54)
---------------------------------------------------------------------------------------------------------------------
Allowance related to acquisitions/divestitures                                              -                    -
---------------------------------------------------------------------------------------------------------------------
Foreign currency translation                                                                9                    3
=====================================================================================================================
BALANCE, END OF PERIOD                                                                    346                  365
---------------------------------------------------------------------------------------------------------------------

OTHER ASSETS AND OTHER LIABILITIES

The largest individual component of other assets at June 30, 2005 were loans held for sale totaling E 13,571 million and E 8,194 million at June 30, 2005 and December 31, 2004, respectively. These loans held for sale were acquired in the course of our securitization activities or originated in our loan business. Other assets also included pending securities transactions past settlement date of E 10,823 million and E 8,984 million at June 30, 2005 and December 31, 2004, respectively. Among other items included in other assets were other assets related to insurance business of E 5,721 million and E 6,733 million at June 30, 2005 and December 31, 2004, respectively, accrued interest receivable of E 4,421 million and E 3,854 million at June 30, 2005 and December 31, 2004, respectively, and due from customers on acceptances of E 71 million and E 74 million at June 30, 2005 and December 31, 2004, respectively.

    Pending securities transactions past settlement date of E 10,359 million and E 9,562 million at June 30, 2005 and December 31, 2004, respectively, were the largest individual component of other liabilities. Among other items also included in other liabilities were insurance policy claims and reserves of E 6,454 million and E 7,935 million at June 30, 2005 and December 31, 2004, respectively, accrued interest payable of E 4,740 million and E 4,223 million at June 30, 2005 and December 31, 2004, respectively, and acceptances outstanding of E 71 million and E 74 million at June 30, 2005 and December 31, 2004, respectively.

LONG-TERM DEBT

---------------------------------------------------------------------------------------------------
in E m.                                                        JUN 30, 2005         Dec 31, 2004
===================================================================================================
SENIOR DEBT
Bonds and notes
  Fixed rate                                                         59,413               53,834
  Floating rate                                                      45,809               39,463
---------------------------------------------------------------------------------------------------
SUBORDINATED DEBT
Bonds and notes
  Fixed rate                                                         10,569                9,505
  Floating rate                                                       5,605                4,068
===================================================================================================
TOTAL                                                               121,396              106,870
---------------------------------------------------------------------------------------------------

LIABILITY FOR RESTRUCTURING ACTIVITIES

---------------------------------------------------------------------------------------------------
                                      BRP restructuring liability established in           TOTAL
                                    --------------------------------------------
                                     4th quarter     1st quarter     2nd quarter
in E m.                                     2004            2005            2005
===================================================================================================
AS OF DEC 31, 2004                           230               -               -             230
---------------------------------------------------------------------------------------------------
Additions                                      -             168             146             314
---------------------------------------------------------------------------------------------------
Utilization                                  172             129              79             380
---------------------------------------------------------------------------------------------------
Releases                                      30               -               -              30
---------------------------------------------------------------------------------------------------
Increases due to exchange rate
fluctuations                                   1               1               -               2
===================================================================================================
AS OF JUN 30, 2005                            29              40              67             136
---------------------------------------------------------------------------------------------------

OTHER FINANCIAL INFORMATION

VARIABLE INTEREST ENTITIES (VIES)

The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46(R).

---------------------------------------------------------------------------------------------------
JUN 30, 2005                        Consolidated VIEs                           Significant VIEs
                                   ------------------   -------------------------------------------
                                           Aggregated           Aggregated               Maximum
in E m.                                  total assets         total assets      exposure to loss
===================================================================================================
Commercial paper programs                       1,251               22,651                25,301
---------------------------------------------------------------------------------------------------
Guaranteed value mutual funds                     614                7,565                 7,565
---------------------------------------------------------------------------------------------------
Asset securitization                           11,973                    -                     -
---------------------------------------------------------------------------------------------------
Structured finance and other                   14,883                3,152                 1,038
---------------------------------------------------------------------------------------------------
Commercial real estate leasing
vehicles and closed-end funds                     958                1,633                    93
---------------------------------------------------------------------------------------------------

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees. The Group's maximum exposure to loss from the commercial paper programs that it has a significant interest in is equivalent to the contract amount of its liquidity facilities. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

----------------------------------------------------------------------------------------------------
in E m.                                                        JUN 30, 2005          Dec 31, 2004
===================================================================================================
Commitments to extend credit
  Fixed rates(1)                                                     32,774                27,897
  Variable rates(2)                                                  92,123                77,268
----------------------------------------------------------------------------------------------------
Financial guarantees, standby letters of credit and                  27,523                26,870
performance guarantees
===================================================================================================
TOTAL                                                               152,420               132,035
----------------------------------------------------------------------------------------------------

(1) Includes commitments to extend commercial letters of credit and guarantees of E 2.4 billion and E 2.4 billion at June 30, 2005 and December 31, 2004, respectively.
(2) Includes commitments to extend commercial letters of credit and guarantees of E 1.0 billion and E 902 million at June 30, 2005 and December 31, 2004, respectively.

In addition, the Group had loan commitments of E 18.4 billion and E 19.2 billion at June 30, 2005 and December 31, 2004, respectively, that were revocable at any time.

VALUE-AT-RISK OF TRADING UNITS(1), (2)

---------------------------------------------------------------------------------------------------------------------
                                     Total          Interest      Equity price           Foreign         Commodity
                                                   rate risk              risk     exchange risk        price risk
                           ------------------------------------------------------------------------------------------
in E m.                      2005     2004     2005     2004     2005     2004     2005     2004     2005     2004
=====================================================================================================================
Average(3)                   66.4     71.6     53.0     61.7     33.5     30.8      8.8     10.6      6.4      7.0
---------------------------------------------------------------------------------------------------------------------
Maximum(3)                   79.2     97.9     61.6     91.1     43.1     45.1     18.2     25.9      9.8     10.8
---------------------------------------------------------------------------------------------------------------------
Minimum(3)                   57.8     54.5     41.9     39.7     22.9     19.9      5.5      2.9      3.5      3.8
---------------------------------------------------------------------------------------------------------------------
Period-end(4)                69.8     66.3     58.8     41.1     27.5     42.6     10.2     17.2      9.5      5.1
---------------------------------------------------------------------------------------------------------------------

(1) All figures for 1-day holding period; 99% confidence level.
(2) Value-at-risk is not additive due to correlation effects.
(3) Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2005 and the year 2004, respectively.
(4) Figures for 2004 as of December 31, 2004; figures for 2005 as of June 30, 2005.

CAPITAL ACCORDING TO BIS

---------------------------------------------------------------------------------------------------
in E m.                                                        JUN 30, 2005         Dec 31, 2004
===================================================================================================
TIER I
---------------------------------------------------------------------------------------------------
Common shares                                                         1,410                1,392
---------------------------------------------------------------------------------------------------
Additional paid-in capital                                           11,417               11,147
---------------------------------------------------------------------------------------------------
Retained earnings, common shares in treasury, equity
classified as obligation to purchase common shares,
share awards, foreign currency translation                           15,772               14,277
---------------------------------------------------------------------------------------------------
Minority interests                                                      700                  548
---------------------------------------------------------------------------------------------------
Noncumulative trust preferred securities                              3,564                2,520
---------------------------------------------------------------------------------------------------
Other (equity contributed on silent partnership
interests)                                                              591                  525
---------------------------------------------------------------------------------------------------
Items deducted (principally goodwill and tax effect
of available for sale securities)                                   (11,677)             (11,682)
===================================================================================================
TOTAL CORE CAPITAL                                                   21,777               18,727
===================================================================================================
TIER II
---------------------------------------------------------------------------------------------------
Unrealized gains on listed securities (45% eligible)                    773                  788
---------------------------------------------------------------------------------------------------
Other inherent loss allowance                                           443                  453
---------------------------------------------------------------------------------------------------
Cumulative preferred securities                                       1,158                  762
---------------------------------------------------------------------------------------------------
Subordinated liabilities, if eligible according to BIS                8,367                7,882
===================================================================================================
TOTAL SUPPLEMENTARY CAPITAL                                          10,741                9,885
===================================================================================================
TOTAL REGULATORY CAPITAL(1)                                          32,518               28,612
---------------------------------------------------------------------------------------------------

(1) Currently we do not have Tier III capital components.

BIS RISK POSITION AND CAPITAL ADEQUACY RATIOS

---------------------------------------------------------------------------------------------------
in E m., unless stated otherwise                               JUN 30, 2005         Dec 31, 2004
===================================================================================================
BIS risk position(1)                                                239,880              216,787
---------------------------------------------------------------------------------------------------
BIS capital ratio (Tier I + II + III)(2)                              13.6%                13.2%
---------------------------------------------------------------------------------------------------
BIS core capital ratio (Tier I)                                        9.1%                 8.6%
---------------------------------------------------------------------------------------------------

(1) Primarily comprised of credit risk weighted assets. Also includes market-risk equivalent assets of E 10.6 billion and E 10.1 billion at June 30, 2005 and December 31, 2004, respectively.

(2) Currently we do not have Tier III capital components.

OTHER INFORMATION


SUPERVISORY BOARD

With effect from the end of the General Meeting on May 18, 2005, Dr. rer. oec. Karl-Hermann Baumann resigned from his mandate as member of the Supervisory Board of Deutsche Bank AG. He had been a member of the Supervisory Board since 1998.

    Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer was elected to the Supervisory Board for the remainder of the term of office, i.e. for the period until the end of the General Meeting which resolves the ratification of the acts of management for the 2007 financial year. Dr. von Pierer is chairman of the supervisory board of Siemens AG, Munich.

    Effective May 18, 2005, Ulrich Hartmann resigned from his mandate as substitute member of the Risk Committee. Effective May 18, 2005, Dr. Karl-Gerhard Eick was elected new Chairman of the Audit Committee and Sir Peter Job member of the Audit Committee. Tilman Todenhoefer and Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer were elected substitute members of the Risk Committee.

LITIGATION

WorldCom Litigation. Deutsche Bank AG and Deutsche Bank Securities Inc., the Group's U.S. broker-dealer subsidiary ("DBSI"), are defendants in more than 40 actions filed in federal and state courts arising out of alleged material misstatements and omissions in the financial statements of WorldCom Inc. DBSI was a member of the syndicate that underwrote WorldCom's May 2000 and May 2001 bond offerings, which are among the bond offerings at issue in the actions. Deutsche Bank AG, London branch was a member of the syndicate that underwrote the sterling and Euro tranches of the May 2001 bond offering. Plaintiffs are alleged purchasers of these and other WorldCom debt securities. The defendants in the various actions include certain WorldCom directors and officers, WorldCom's auditor and members of the underwriting syndicates for the debt offerings. Plaintiffs allege that the offering documents contained material misstatements and/or omissions regarding WorldCom's financial condition. The claims against DBSI and Deutsche Bank AG are made under federal and state statutes (including securities laws), and under various common law doctrines. The largest of the actions against Deutsche Bank AG and DBSI is a class action litigation in the U.S. District Court in the Southern District of New York, in which the class plaintiffs are the holders of a significant majority of the bonds at issue. On March 10, 2005, Deutsche Bank AG and DBSI reached a settlement agreement, subject to court approval, resolving the class action claims asserted against them, for a payment of approximately U.S.$ 325 million. The settlement of the class action claims does not resolve the individual actions brought by investors who chose to opt out of the federal class action. The financial effects of the class action settlement are reflected in our 2004 consolidated financial statements.

    Philipp Holzmann AG. Philipp Holzmann AG ("Holzmann") is a major German construction firm which filed for insolvency in March 2002. The Group had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG's Board of Managing Directors was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks' extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH ("imbau"), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed the Group they may assert claims against the Group because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks' support for an allegedly infeasible restructuring. Although the Group is in ongoing discussions, the Group cannot exclude that some of the parties may file lawsuits against it. To date, the administrator for imbau filed a lawsuit against the Group in August 2004 alleging that payments received by the Group in respect of a loan made to imbau in 1997 and 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking damages against the Group alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.

    Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

RoE TARGET DEFINITION

During the implementation of our "transformation strategy" started in 2002, the Group disclosed its financial results on a U.S. GAAP basis and additionally on an underlying basis. After the completion of our transformation strategy, our underlying results and our reported U.S. GAAP results have substantially converged.

    In light of this convergence, our 2005 pre-tax RoE target of 25% was defined as pre-tax income on a reported U.S. GAAP basis before restructuring charges divided by average active equity.

    Below is a table which reconciles our pre-tax U.S. GAAP results to the adjusted results used for target tracking purposes.

----------------------------------------------------------------------------------------------------
                                                      THREE MONTHS ENDED         SIX MONTHS ENDED
in E m., unless stated otherwise                            JUN 30, 2005             JUN 30, 2005
====================================================================================================
REPORTED INCOME BEFORE INCOME TAXES(1)                             1,414                    3,197
----------------------------------------------------------------------------------------------------
ADD:
  Restructuring activities
  (Business Realignment Program-related)                             116                      284
----------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES
(TARGET DEFINITION)                                                1,530                    3,480
====================================================================================================
Average active equity                                             24,210                   23,915
----------------------------------------------------------------------------------------------------
Pre-tax return on average active equity
(target definition)                                                25.3%                    29.1%
----------------------------------------------------------------------------------------------------

(1) Income before income tax expense and cumulative effect of accounting changes.

We continue to disclose the Group's underlying results to permit the reader to compare current results to those previously disclosed on an underlying basis. In addition, we continue to report the results of our business segments on an underlying basis because that is the measure used internally by management to monitor the financial performance of those segments.

RECONCILIATION OF REPORTED TO UNDERLYING RESULTS


This document contains non-U.S. GAAP financial measures, including underlying revenues, total provision for credit losses, operating cost base, underlying pre-tax profit, average active equity and related ratios. Set forth below are
-   definitions of such non-U.S. GAAP financial measures,
- reconciliation of such measures to the most directly comparable U.S. GAAP financial measures.

DEFINITIONS OF FINANCIAL MEASURES

We use the following terms with the following meanings:
- Underlying revenues: Net revenues less specific revenue items as referred to in the respective tables net of policyholder benefits and claims (reclassified from noninterest expenses).
- Total provision for credit losses: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses).
- Operating cost base: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities and goodwill impairment/impairment of intangibles.
- Underlying pre-tax profit: Income before income taxes less restructuring activities, goodwill impairment/impairment of intangibles and specific revenue items as referred to in the respective tables.
- Underlying cost/income ratio in %: Operating cost base as a percentage of underlying revenues. Cost/income ratio in %, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.
- Average active equity: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the Group's capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic capital of each segment. In the second quarter of 2005, the measurement of operational risk has been further refined as part of the bank's Basel II preparation for the Advanced Measurement Approach. This refinement resulted in no material change in the operational risk economic capital for the Group but a higher allocation of operational risk economic capital to CB&S and reductions in other segments. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividends.
- Adjusted return on average active equity (after tax) in %: Net income (loss) less the reversal of 1999/2000 credits for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as a percentage of average active equity. Underlying pre-tax return on average active equity in %: Underlying pre-tax profit (annualized) as a percentage of average active equity. Pre-tax return on average active equity in %, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios. Our capital allocation framework does not allocate all average active equity to the segments. As a result, the weighted average of the segment pre-tax return on average active equity will be larger than the corresponding pre-tax return on average active equity of the Group.

- Underlying equity turnover (based on average active equity) in %: Underlying revenues (annualized) as a percentage of average active equity. Equity turnover (based on average active equity) in %: Net revenues (annualized) as a percentage of average active equity. Equity turnover (based on average shareholders' equity) in %: Net revenues (annualized) as a percentage of average shareholders' equity.
- Underlying profit margin in %: Underlying pre-tax profit as a percentage of underlying revenues. Profit margin in %: Income before income taxes as a percentage of net revenue.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. The rationale for excluding certain items in deriving the measures above are provided in our SEC-Form 20-F of March 24, 2005 on pages F-62 and F-63 and in our Financial Report 2004 on pages 103 to 105.

RECONCILIATION OF REPORTED TO UNDERLYING RESULTS

Set forth below are the reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures.

------------------------------------------------------------------------------------------------------------------
                                                             Three months  Change              Six months  Change
                                                                    ended    in %                   ended    in %
                                                      --------------------          ---------------------
                                                       JUN 30,    Jun 30,            JUN 30,      Jun 30,
in E m.                                                   2005       2004               2005         2004
==================================================================================================================
REPORTED NET REVENUES(1)                                 5,901      5,395       9     12,484       11,549       8
------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT):
  Net gains on securities available for sale/
  industrial holdings including hedging                     (0)      (100)   (100)      (87)         (150)    (42)
  Significant equity pick-ups/net (gains) losses
  from investments(2)                                      (18)        57     N/M       (44)          (32)     36
  Net (gains) losses from businesses sold/
  held for sale                                              -         10     N/M         -           (35)    N/M
  Net gains related to premises                            (40)         -     N/M       (40)            -     N/M
  Policyholder benefits and claims(3)                       (9)       (29)    (69)      (23)          (78)    (70)
------------------------------------------------------------------------------------------------------------------
UNDERLYING REVENUES                                      5,835      5,333       9     12,290       11,254       9
==================================================================================================================

==================================================================================================================
REPORTED PROVISION FOR LOAN LOSSES                          75        155     (52)      169           278     (39)
------------------------------------------------------------------------------------------------------------------
  Provision for off-balance sheet positions(4)               5        (72)    N/M        (8)          (54)    (86)
------------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR CREDIT LOSSES                           80         83      (4)      161           224     (28)
==================================================================================================================

==================================================================================================================
REPORTED NONINTEREST EXPENSES                            4,412      4,079       8     9,118         8,549       7
------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT):
  Restructuring activities                                (116)         -     N/M      (284)            -     N/M
  Goodwill impairment/impairment of intangibles              -          -     N/M         -             -     N/M
  Minority interest                                        (11)         2     N/M       (22)            0     N/M
  Policyholder benefits and claims(3)                       (9)       (29)    (69)      (23)          (78)    (70)
  Provision for off-balance sheet positions(4)              (5)        72     N/M         8            54     (86)
------------------------------------------------------------------------------------------------------------------
OPERATING COST BASE                                      4,272      4,124       4     8,798         8,524       3
==================================================================================================================

==================================================================================================================
REPORTED INCOME BEFORE INCOME TAXES(5)                   1,414      1,161      22     3,197         2,722      17
------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT):
  Net gains on securities available for sale/
  industrial holdings including hedging                     (0)      (100)   (100)      (87)         (150)    (42)
  Significant equity pick ups/net (gains) losses
  from investments(2)                                      (18)        57     N/M       (44)          (32)     36
  Net (gains) losses from businesses sold/
  held for sale                                              -         10     N/M         -           (35)    N/M
  Net gains related to premises                            (40)         -     N/M       (40)            -     N/M
  Restructuring activities                                 116          -     N/M       284             -     N/M
  Goodwill impairment/impairment of intangibles              -          -     N/M         -             -     N/M
------------------------------------------------------------------------------------------------------------------
UNDERLYING PRE-TAX PROFIT                                1,472      1,128      31     3,310         2,505      32
------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful
(1) Net interest revenues before provision for loan losses and total noninterest revenues.
(2) Includes net gains/losses from significant equity method investments and other significant investments.
(3) Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".
(4) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".
(5) Income before income tax expense and cumulative effect of accounting changes.

RECONCILIATION OF GROUP REPORTED AND UNDERLYING RATIOS

--------------------------------------------------------------------------------------------------------------------
                                                             Three months   Change            Six months   Change
                                                                    ended                          ended
                                                      --------------------          ---------------------
                                                       JUN 30,    Jun 30,             JUN 30,    Jun 30,
in E m.                                                   2005       2004                2005       2004
====================================================================================================================
RECONCILIATION OF COST RATIOS
====================================================================================================================

====================================================================================================================
REPORTED NONINTEREST EXPENSES                            4,412      4,079        8%     9,118      8,549        7%
--------------------------------------------------------------------------------------------------------------------
DEDUCT:
  Compensation and benefits                              2,640      2,489        6%     5,638      5,305        6%
--------------------------------------------------------------------------------------------------------------------
NON-COMPENSATION NONINTEREST EXPENSES                    1,772      1,590       11%     3,480      3,244        7%
====================================================================================================================
ADD (DEDUCT):
  Restructuring activities                                (116)         -       N/M      (284)         -       N/M
  Goodwill impairment/impairment of intangibles              -          -       N/M         -          -       N/M
  Minority interest                                        (11)         2       N/M       (22)         0       N/M
  Policyholder benefits and claims                          (9)       (29)    (69)%       (23)       (78)    (70)%
  Provision for off-balance sheet positions                 (5)        72       N/M         8         54     (86)%
--------------------------------------------------------------------------------------------------------------------
NON-COMPENSATION OPERATING COST BASE                     1,632      1,635      (0)%     3,160      3,220      (2)%
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
Cost/income ratio                                        74.8%      75.6%   (0.8)ppt    73.0%      74.0%   (1.0)ppt
--------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio                             73.2%      77.3%   (4.1)ppt    71.6%      75.7%   (4.1)ppt
--------------------------------------------------------------------------------------------------------------------
Compensation ratio                                       44.7%      46.1%   (1.4)ppt    45.2%      45.9%   (0.7)ppt
--------------------------------------------------------------------------------------------------------------------
Underlying compensation ratio                            45.2%      46.7%   (1.5)ppt    45.9%      47.1%   (1.2)ppt
--------------------------------------------------------------------------------------------------------------------
Non-compensation ratio                                   30.0%      29.5%    0.5 ppt    27.9%      28.1%   (0.2)ppt
--------------------------------------------------------------------------------------------------------------------
Underlying non-compensation ratio                        28.0%      30.7%   (2.7)ppt    25.7%      28.6%   (2.9)ppt
--------------------------------------------------------------------------------------------------------------------

====================================================================================================================
RECONCILIATION OF PROFITABILITY RATIOS
====================================================================================================================

====================================================================================================================
NET INCOME                                                 947        656       44%     2,050      1,598       28%
--------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT):
  Reversal of 1999/2000 credits for tax rate changes         -         93       N/M        31        116     (73)%
  Cumulative effect of accounting changes,
  net of tax                                                 -          -       N/M         -          -       N/M
--------------------------------------------------------------------------------------------------------------------
ADJUSTED NET INCOME                                        947        749       26%     2,081      1,714       21%
====================================================================================================================

====================================================================================================================
AVERAGE SHAREHOLDERS' EQUITY                            26,778     28,341      (6)%    26,589     28,381      (6)%
--------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT):
  Average unrealized gains on securities available
  for sale, net of tax and average deferred taxes
  relating to 1999 and 2000 tax rate changes in
  Germany                                               (1,443)    (1,614)    (11)%    (1,591)    (1,749)     (9)%
  Average dividends                                     (1,125)    (1,208)     (7)%    (1,083)    (1,077)       1%
--------------------------------------------------------------------------------------------------------------------
AVERAGE ACTIVE EQUITY                                   24,210     25,519      (5)%    23,915     25,555      (6)%
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
Return on average shareholders' equity (after tax)        14.1%       9.3%   4.8 ppt     15.4%      11.3%   4.1 ppt
--------------------------------------------------------------------------------------------------------------------
Adjusted return on average active equity (after tax)      15.6%      11.7%   3.9 ppt     17.4%      13.4%   4.0 ppt
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Pre-tax return on average shareholders' equity            21.1%      16.4%   4.7 ppt     24.0%      19.2%   4.8 ppt
--------------------------------------------------------------------------------------------------------------------
Pre-tax return on average active equity                   23.4%      18.2%   5.2 ppt     26.7%      21.3%   5.4 ppt
--------------------------------------------------------------------------------------------------------------------
Underlying pre-tax return on average active equity        24.3%      17.7%   6.6 ppt     27.7%      19.6%   8.1 ppt
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Equity turnover (based on average shareholders'
equity)                                                   88.1%      76.1%  12.0 ppt     93.9%      81.4%  12.5 ppt
--------------------------------------------------------------------------------------------------------------------
Equity turnover (based on average active equity)          97.5%      84.6%  12.9 ppt    104.4%      90.4%  14.0 ppt
--------------------------------------------------------------------------------------------------------------------
Underlying equity turnover (based on average active
equity)                                                   96.4%      83.6%  12.8 ppt    102.8%      88.1%  14.7 ppt
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Profit margin                                             24.0%      21.5%   2.5 ppt     25.6%      23.6%   2.0 ppt
--------------------------------------------------------------------------------------------------------------------
Underlying profit margin                                  25.2%      21.2%   4.0 ppt     26.9%      22.3%   4.6 ppt
--------------------------------------------------------------------------------------------------------------------

ppt - percentage points             N/M - Not meaningful


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